REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
Tel. No. 310-217-9400

October 11, 2006

Kurt Murao, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re:    Reed’s, Inc.
Registration Statement on Form SB-2
File No. 333-120451
Dear Mr. Murao:

We hereby request that the effectiveness of the above-referenced Registration Statement on Form SB-2 (File No. 333-120451) be accelerated to Wednesday, October 11, 2006 at 4:00 p.m. (Eastern Time).

REED’S, INC.

By:	/s/ Christopher J. Reed
Christopher J. Reed
Chief Executive Officer

cc: JEFFREY P. BERG, ESQ.